82-1173

winzen PROPERTIES INC.

03045085

SUPPL

INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited)

FINANCIAL HIGHLIGHTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30 [IN THOUSANDS]

		2003	2002	2001
Results from operations				
Total revenues	$	**9,107,374**	$ 6,730,581	$ 1,496,076
Operating income	$	**1,104,492**	$ 2,324,398	$ 26,177
Net income	$	**524,321**	$ 1,362,325	$ (159,852)
Assets	$	**17,876,484**	$20,867,378	$25,035,621



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MANAGEMENT REPORTS OPERATING INCOME IN THE SECOND QUARTER OF $182,120.

Q2 ACHIEVEMENTS

- Winzen's operating income for three months decreased to $182,120 from $834,336 in the second quarter of 2002. The closings of ten *Grande Regency* units and ten *Everett* homes had the largest impact on higher operating income in the second quarter of 2002.
- Rental operations income increased to $599,212 from $575,783 due to normal rental increases.
- The Company closed seven units in the *Sheldon Point* project in the quarter.
- The Company closed one home in the *Manors of Everett* project and one home in *Silver Brooke*. The last *Grande Regency* unit closed in the quarter.
- The Company continued marketing of *Applewood Orchards*, the 75-lot single house project in Burlington, and continued servicing the 73-unit townhouse site, *Millcreek by the Grand,* in Cambridge.
- During the quarter, the Company acquired a 96-acre farm south of Everett, on a 50% basis with its Everett partner for an investment of $270,000 each.

CORPORATE PROFILE

Winzen Properties Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the six months ended September 30, 2003, a quarter in which the Company closed a total of ten homes; seven in the *Sheldon Point by the Creek* project, one sale in the *Manors of Everett*, one in the *Silver Brooke* project and one in the *Grande Regency*. The second quarter results continued our record of profitability from the first quarter. It is expected this reduced level of profitability will continue into the third and fourth quarters.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance despite unsettled economic conditions.

For the six months ended September 30, 2003, cashflow from operations decreased to $705,899, compared with $1,614,854 in 2002. The gain from operations for the six months ended September 30, 2003 was $1,104,492 compared to $2,324,398 in the prior year. Last year's results were significantly improved by the sale of the Maple Avenue property in the first quarter of 2002.

OPERATIONS

Real Estate Sales

For the six months, the Company had $7,818,813 in revenue from the sale of properties. The sale of 36 townhouses in *Sheldon Point* represented the majority of sale of properties revenue in the first six months. Six sales were achieved in the six months at the *Manors of Everett,* two at *Silver Brooke Estates* and one at the *Grande Regency*. There were a further six sales in the *Manors of Everett* scheduled to close in the next two quarters.

Property Development

There was $4.2 million in property development at the end of the quarter. Over 50% of this amount was attributed to the Cambridge property, *Millcreek by the Grand*.

One model home has been built on the *Applewood Orchards* 75-lot house development, with three additional models under construction. The Company has not yet closed on the property and expects to close in December 2003. *Applewood Orchards* has been marketed since early in the first quarter.

In Cambridge, servicing was halted during the quarter at *Millcreek by the Grand* pending completion of a Ministry of Environment audit of the site. The audit was completed in September and servicing resumed thereafter. Servicing is nearing completion and a model home is now under construction. The sales campaign will begin upon completion of the model, which is expected in January 2004.

At *Silver Brooke,* the Company was building one model home. Scheduled for November 27, 2003, closing on the acquisition of a further 22 lots was still pending, due to the vendor completing servicing of the site.

Winzen's residential property sales continued to be slow in the second quarter. The summer months are typically slower for new home sales and were impacted by the Ontario blackout. It is expected that the Company will continue, in future, to achieve steady sales from the anticipated demand in the housing market.

Rental Properties

The Company held just under $9.4 million in rental properties at the end of September 30, 2003.

The *416 The Westway* property continues to operate with little vacancy and an outstanding collection record. At *837 Queenston Road* in Stoney Creek, vacancies were six units in the period, compared to eight last year. The *Kennedy Road* property continued to be fully rented during the quarter. At *Kennedy Road,* a new roof was installed on one building for an expense of $100,000.

At both residential properties, market rents have been lower recently, with rising expenses – primarily utilities. Due to this trend, it is expected that their bottom lines will decline during the remaining two quarters.

A LOOK AHEAD

As we look to the balance of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Given uncertain current market conditions, we will focus on current projects and completing the *Applewood Orchards* acquisition and the balance of the *Silver Brooke* acquisition. We anticipate future continued revenues from residential construction, as sales and closings are achieved at *Millcreek by the Grand, Applewood Orchards* and *Silver Brooke Estates.* The majority of these sales are expected to close in the March 31, 2005 year and beyond. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,
November 18, 2003

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		September 30 2003 [unaudited]		March 31 2003 [audited]
Assets				
Rental properties	$	**9,367,115**	$	9,622,380
Properties held for development and resale		**4,186,103**		7,557,075
Investment in Ville de Longueuil properties		**414,659**		414,659
Cash and cash equivalents		**1,988,652**		2,331,960
Marketable securities		**219,610**		107,125
Receivables and other assets		**1,650,345**		1,810,785
	$	**17,826,484**	$	21,843,984
Liabilities				
Property financing	$	**9,694,751**	$	9,901,424
Construction financing		**112,500**		3,180,802
Accounts payable and accrued liabilities		**1,067,225**		1,379,991
Income taxes payable		**394,200**		778,200
Loans payable		**178,648**		582,812
Purchasers' deposits		**176,750**		342,666
Future income taxes		**540,000**		540,000
	$	**12,164,074**	$	16,705,895
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**3,434,956**		2,910,635
	$	**5,662,410**	$	5,138,089
	$	**17,826,484**	$	21,843,984

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30

	3 Months 2003	3 Months 2002	6 Months 2003	6 Months 2002
Revenue				
Real estate sales	$ **1,745,956**	$ 2,716,021	$ **7,818,813**	$ 5,458,401
Rental operations	**599,212**	575,783	**1,196,319**	1,177,161
Property management	**21,732**	25,417	**44,254**	50,307
Interest and other	**38,046**	22,790	**47,988**	39,707
Commission	**-**	-	**-**	5,005
	$ **2,404,946**	$ 3,340,011	$ **9,107,374**	$ 6,730,581
Expenses				
Cost of real estate sales	$ **1,373,887**	$ 1,857,708	$ **6,531,746**	$ 3,118,055
Rental operations	**513,438**	383,139	**943,392**	829,056
Administrative and general	**279,054**	222,807	**447,006**	377,649
Selling and operating	**48,860**	41,479	**71,730**	73,257
Other interest	**7,587**	542	**9,007**	8,166
	$ **2,222,826**	$ 2,505,675	$ **8,002,881**	$ 4,406,183
Operating income	$ **182,120**	$ 834,336	$ **1,104,493**	$ 2,324,398
Amortization of rental properties and other capital assets	**92,381**	111,381	**188,761**	222,761
Amortization of financing fee	**11,705**	14,384	**23,411**	29,768
Income before income taxes	**78,034**	708,571	**892,321**	2,071,869
Provision for large corporations tax	**3,000**	4,000	**6,000**	9,000
Provision for current income taxes	**50,000**	200,544	**362,000**	700,544
Provision for income taxes	**53,000**	204,544	**368,000**	709,544
Net income	$ **25,034**	$ 504,027	$ **524,321**	$ 1,362,325
Retained earnings,				
Beginning of period	$ **3,409,922**	$ 1,703,015	$ **2,910,635**	$ 844,717
End of period	$ **3,434,956**	$ 2,207,042	$ **3,434,956**	$ 2,207,042
Net income per share	$ **0.00**	$ 0.05	$ **0.05**	$ 0.14
Common shares outstanding	**9,644,100**	9,644,100	**9,644,100**	9,644,100

CONSOLIDATED STATEMENT OF CASH FLOWS

[UNAUDITED]
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30

	3 Months 2003	3 Months 2002	6 Months 2003	6 Months 2002
Cash flow from operating activities				
Net income	$ **25,034**	$ 504,027	$ **524,321**	$ 1,362,325
Items not affecting cash:				
Amortization of rental properties	**61,787**	111,380	**158,167**	222,761
Amortization of financing fees	**11,705**	14,385	**23,411**	29,768
Funds from operations	**98,526**	629,792	**705,899**	1,614,854
Change in non-cash operating working capital items				
Accounts receivable	**259,489**	(827,310)	**11,185**	(208,154)
Other Assets	**40,770**	-	**79,700**	-
Purchasers' deposits	**62,000**	238,301	**(165,916)**	388,833
Deposits on property	**25,000**	-	**22,969**	-
Recovery of costs from sale of properties held for development and resale	**1,373,887**	1,857,708	**6,531,745**	3,118,055
Additions to properties held for development and resale	**(1,755,380)**	(5,918,685)	**(3,160,775)**	(8,469,713)
Income tax payable	**61,000**	195,000	**(384,000)**	700,000
Accounts payable	**(150,317)**	236,354	**(312,767)**	466,923
	(83,551)	(4,218,632)	**2,622,141**	(4,004,056)
	14,975	(3,588,840)	**3,328,040**	(2,389,202)
Cash flow from investing activities				
Additions to rental properties	**105,076**	1,020,422	**97,099**	1,548,712
Repayment of mortgages receivable	**23,093**	815,763	**23,177**	815,763
Net proceeds from marketable securitie	**(115,605)**	(25,369)	**(112,485)**	438,931
	12,564	1,810,816	**7,791**	2,803,406
Cash flow from financing activities				
Mortgage proceeds	**-**	-	**-**	222,809
Repayment of property financing	**(114,221)**	(1,344,662)	**(206,673)**	(2,532,156)
Repayment of construction financing	**(28,180)**	2,556,005	**(3,068,302)**	2,556,005
Repayment of loans payable	**(323,984)**	(48,950)	**(404,164)**	(57,275)
	(466,385)	1,162,393	**(3,679,139)**	189,383
Increase (decrease) in cash, during the period	**(438,846)**	(615,631)	**(343,308)**	603,587
Cash and cash equivalents, beginning of period	**2,427,498**	1,236,283	**2,331,960**	17,065
Cash and cash equivalents, end of period	$ **1,988,652**	$ 620,652	$ **1,988,652**	$ 620,652
Funds from operations per share	$ **0.01**	$ 0.07	$ **0.07**	$ 0.17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2003.

2 SHARE CAPITAL

	September 30, 2003		March 31, 2003	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen Properties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca

winzen